Exhibit 99.5

Wipro Limited Highlights for the Quarter ended June 30, 2025 OUTLOOK 233,232 85.0% 59.8% APMEA 10.8% TOTAL HEADCOUNT NET UTILIZATION EXCLUDING TRAINEES OFFSHORE REVENUE PERCENTAGE OF SERVICES CUSTOMER CONCENTRATION TOP1 4.7% TOP 5 14.7% TOP 10 24.5% ATTRITION VOL – TTM 15.1% STRATEGIC MARKET UNITS MIX EUROPE 25.7% AMERICAS 2 30.4% AMERICAS 1 33.1% Revenue from our IT Services business segment to be in the range of $2,560 million to $2,612 million*. This translates to sequential guidance of (-)1.0% to +1.0% in constant currency terms. *Outlook for the Quarter ending September 30, 2025, is based on the following exchange rates: GBP/USD at 1.34, Euro/USD at 1.13, AUD/USD at 0.64, USD/INR at 85.88 and CAD/USD at 0.72 SECTOR MIX Banking, Financial Services and Insurance 33.6% Consumer 18.6% Technology and Communications 15.5% Health 14.6% Energy, Manufacturing and Resources 17.7% for the Quarter ending September 30, 2025 Wipro Limited Highlights for the Quarter ended June 30, 2025 $5.0 Bn LARGE DEAL TCV 130.8% YoY CC $2.7 Bn 50.7% YoY CC TOTAL BOOKINGS EPS 3.2 Operating cash Flow/Net Income Operating Cash Flow $480 Mn 123.2% 6.7% QoQ 10.8% YoY $2.59 Bn QoQ Constant Currency YoY Constant Currency Operating Margin REVENUE 2.0% 2.3% 17.3%